[Letterhead of PRGX Global, Inc.]
August 17, 2011
Mr. Terence O’Brien
Accounting Branch Chief
Securities & Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	PRGX Global, Inc. Form 10-K for Fiscal Year Ended December 31, 2010 Filed March 16, 2011 Definitive Proxy Statement on Schedule 14A Filed April 12, 2011 File No. 000-28000
Dear Mr. O’Brien:
          Confirming the conversation on August 17, 2011 between David Ghegan, outside counsel to PRGX Global, Inc., and Jessica Kane in your office, PRGX Global, Inc. intends to submit its response to the letter dated August 5, 2011 from the Securities and Exchange Commission on or before September 2, 2011.
          Thank you.

Sincerely,

/s/ Robert B. Lee Robert B. Lee
Chief Financial Officer and Treasurer

cc:	Victor A. Allums David W. Ghegan